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First Quarter Report 2015

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

This Management's Discussion and Analysis ("MD&A") dated May 12, 2015 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's condensed interim unaudited consolidated financial statements for the three months ended March 31, 2015, prepared in accordance with International Financial Reporting Standards ("IFRS"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2014 (the "Form 40-F"), prepared in accordance with IFRS. The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. The condensed interim unaudited consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euros" or "€"). Additional information relating to the Company, including risk factors in the Form 40-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's nine mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Over the past six years, Agnico Eagle has evolved from operating two gold mines in Canada to being an international gold mining company with nine gold mines at the end of 2014. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at March 31, 2015 of $6,767.1 million decreased by 1.1% compared with December 31, 2014 total assets of $6,839.2 million. Cash and cash equivalents decreased by $39.5 million to $138.0 million between December 31, 2014 and March 31, 2015 due primarily to a net $100.0 million repayment of long-term debt during the first quarter of 2015, partially offset by net proceeds from the sale of available-for-sale securities and warrants. Ore in stockpiles and on leach pads inventories increased from $52.0 million at December 31, 2014 to $57.5 million at March 31, 2015 due primarily to planned mine sequencing resulting in the buildup of ore in stockpiles at the Canadian Malartic and Meadowbank mines during the first quarter of 2015. Concentrates and dore bar inventories increased from $111.9 million at December 31, 2014 to $127.2 million at March 31, 2015 due primarily to a buildup of concentrates and dore bar inventories at the Canadian Malartic mine as mill throughput is increased toward capacity and to planned mine sequencing resulting in the buildup of concentrates and dore bar inventories at the Pinos Altos and Meadowbank mines. Supplies inventories decreased from $282.8 million at December 31, 2014 to $257.6 million at March 31, 2015 due primarily to planned supplies drawdowns at the Meadowbank mine that were delivered during the summer barge shipping season. Available-for-sale securities decreased from $56.5 million at December 31, 2014 to $46.9 million at March 31,

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

2015 due to $9.9 million in disposals, $9.3 million in unrealized fair value losses and $0.7 million in impairment losses, partially offset by $10.3 million in new investments recorded during the first quarter of 2015. Property, plant and mine development decreased from $5,281.5 million at December 31, 2014 to $5,247.5 million at March 31, 2015 due primarily to amortization expense of $135.9 million, partially offset by $82.9 million in capital expenditures and property acquisitions totaling $20.4 million during the first quarter of 2015.

        Total liabilities decreased to $2,667.4 million at March 31, 2015 from $2,770.8 million at December 31, 2014 due primarily to $100.0 million in Credit Facility repayments during the first quarter of 2015. A $22.3 million decrease in accounts payable and accrued liabilities between December 31, 2014 and March 31, 2015 was due primarily to the payment during the first quarter of 2015 of expenditures incurred during the summer barge shipping season at the Meadowbank mine and the settlement of litigation liabilities related to the June 16, 2014 joint acquisition of Osisko Mining Corporation ("Osisko"). Agnico Eagle's net income taxes payable position of $17.7 million at December 31, 2014 was reduced during the first quarter of 2015 by payments to tax authorities, resulting in a net income taxes receivable position of $6.4 million at March 31, 2015.

        Certain previously reported balance sheet line items as at December 31, 2014 have been updated to reflect adjusted preliminary estimates of the fair value of identifiable assets acquired and liabilities assumed related to the June 16, 2014 joint acquisition of Osisko. As a result of new information obtained about the facts and circumstances that existed as of the Osisko acquisition date, the following adjustments have been recorded to the December 31, 2014 balance sheet as previously reported: the goodwill line item has increased by $18.7 million; the property, plant and mine development line item has decreased by $20.0 million, the accounts payable and accrued liabilities line item has increased by $3.7 million; and the deferred income and mining tax liabilities line item has decreased by $5.0 million. Estimates of the fair value of identifiable assets acquired and liabilities assumed related to the joint acquisition of Osisko remain preliminary and may be materially adjusted during the measurement period as new information about the facts and circumstances that existed as of the acquisition date is obtained.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim unaudited consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $28.7 million, or $0.13 per share, in the first quarter of 2015 compared with net income of $97.1 million, or $0.56 per share, in the first quarter of 2014. In the first quarter of 2015, the operating margin (revenues from mining operations less production costs) decreased to $236.3 million from $273.7 million in the first quarter of 2014 due primarily to a 13.4% increase in production costs and an 8.1% decrease in the average realized price of gold between periods, partially offset by a 10.3% increase in gold production. Gold production increased to 404,210 ounces in the first quarter of 2015 compared with 366,421 ounces in the first quarter of 2014 due primarily to the addition of 67,893 attributable ounces from the acquired interest in the Canadian Malartic mine and the ramp up of production from the La India mine and the Goldex mine's M and E Zones which achieved commercial production in February 2014 and October 2013, respectively. Partially offsetting the overall increase in gold production between the first quarter of 2014 and the first quarter of 2015 was a 43.4% decrease in gold production at the Meadowbank mine due primarily to lower gold grade. Cash provided by operating activities amounted to $143.5 million in the first quarter of 2015

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

compared with $250.4 million in the first quarter of 2014. Total weighted average cash costs per ounce of gold produced amounted to $588 on a by-product basis and $651 on a co-product basis in the first quarter of 2015 compared with $537 on a by-product basis and $625 on a co-product basis in the first quarter of 2014.

        The table below sets out variances in the key drivers of net income for the three months ended March 31, 2015 compared with the three months ended March 31, 2014:

(millions of United States dollars)	Three Months Ended March 31, 2015 vs. Three Months Ended March 31, 2014
Decrease in gold revenue	$(2.5)
Decrease in silver revenue	(2.0)
Decrease in net copper revenue	(3.3)
Decrease in net zinc revenue	(0.4)
Decrease in production costs due to weaker Canadian dollar, Mexican peso and Euro	32.1
Increase in production costs	(61.3)
Increase in exploration and corporate development expenses	(7.2)
Increase in amortization of property, plant and mine development	(52.4)
Decrease in general and administrative expense	1.0
Change in impairment loss on available-for-sale securities	(0.7)
Increase in finance costs	(2.6)
Change in gain on sale of available-for-sale securities	20.8
Change in non cash foreign currency translation	6.6
Decrease in income and mining taxes	21.6
Other	(18.1)

Total net income variance	$(68.4)

        Revenues from mining operations decreased to $483.6 million in the first quarter of 2015 compared with $491.8 million in the first quarter of 2014 due primarily to an 8.1% decrease in the average realized price of gold, a 17.5% decrease in the average realized price of silver and a 24.9% decrease in copper production between periods. Partially offsetting the overall decrease in revenues from mining operations between the first quarter of 2014 and the first quarter of 2015 was a 10.3% increase in gold production due primarily to new production from the Canadian Malartic mine which was jointly acquired on June 16, 2014.

        Production costs were $247.3 million in the first quarter of 2015, a 13.4% increase compared with $218.1 million in the first quarter of 2014 due primarily to the addition of $41.2 million in attributable production costs from the acquired interest in the Canadian Malartic mine and $6.7 million in additional production costs from the La India mine which achieved commercial production in February 2014. Partially offsetting the total increase in production costs between the first quarter of 2014 and the first quarter of 2015 was the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar and a decrease in mining costs at the Meadowbank and Pinos Altos mines.

        Total weighted average cash costs per ounce of gold produced increased to $588 on a by-product basis and $651 on a co-product basis in the first quarter of 2015 compared with $537 on a by-product basis and $625 on a co-product basis in the first quarter of 2014 due primarily to decreased gold production at the Meadowbank mine between periods and the addition of the acquired interest in the Canadian Malartic mine at total cash costs per ounce of gold produced of $632 on a by-product basis and $649 on a co-product basis. Lower by-product revenue credits at the LaRonde and Pinos Altos mines contributed to incrementally increased weighted average cash costs per ounce of gold produced on a by-product basis between the first quarter of 2014 and the first

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

quarter of 2015. Partially offsetting the overall increase in total weighted average cash costs per ounce of gold produced between the first quarter of 2014 and the first quarter of 2015 was increased gold production at the La India, Goldex, Kittila and Pinos Altos mines, decreased mining costs at the Meadowbank and Pinos Altos mines and the impact on costs of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim unaudited consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $16.7 million in the first quarter of 2015 compared with $9.4 million in the first quarter of 2014 due primarily to exploration at the Amaruq project in Nunavut and the El Barqueno project in Mexico, exploration related to the acquired interest in the Canadian Malartic General Partnership and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development increased by $52.4 million to $135.9 million between the first quarter of 2014 and the first quarter of 2015 due primarily to the consolidation of the acquired interest in the Canadian Malartic mine and the achievement of commercial production at the La India mine in February 2014. The overall increase in amortization of property, plant and mine development between periods was partially offset by decreased gold production at the Meadowbank mine due to lower gold grade.

        General and administrative expense decreased to $25.2 million during the first quarter of 2015 compared with $26.3 million during the first quarter of 2014 due primarily to decreased acquisition-related legal and consulting expenditures and lower compensation expenses. Partially offsetting the overall decrease in general and administrative expense, the Company consolidated its interest in the Canadian Malartic mine's general and administrative expense in the first quarter of 2015.

        An impairment loss on certain available-for-sale securities of $0.7 million was recorded as at March 31, 2015 compared with nil as at March 31, 2014. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A gain of $21.0 million was recorded on the sale of available-for-sale securities in the first quarter of 2015 compared with $0.3 million in the first quarter of 2014.

        During the first quarter of 2015, there was a non-cash foreign currency translation gain of $11.7 million attributable to a weakening of the Canadian dollar, Mexican peso and Euro versus the US dollar at March 31, 2015 relative to December 31, 2014. A non-cash foreign currency translation gain of $5.1 million was recorded during the comparative first quarter of 2014.

        In the first quarter of 2015, the Company recorded income and mining taxes expense of $28.0 million on income before income and mining taxes of $56.7 million, resulting in an effective tax rate of 49.3%. In the first quarter of 2014, the Company recorded income and mining taxes expense of $49.6 million on income before income and mining taxes of $146.7 million, resulting in an effective tax rate of 33.8%. The increase in the effective tax rate between the first quarter of 2014 and the first quarter of 2015 is due primarily to foreign exchange rate movements, offset partially by a decrease in non-deductible permanent differences.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate in future periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

LaRonde mine

        At the LaRonde mine, gold production decreased by 0.8% to 58,893 ounces in the first quarter of 2015 compared with 59,352 ounces in the first quarter of 2014 due primarily to lower gold grade. Production costs at the LaRonde mine were $45.9 million in the first quarter of 2015, a decrease of 3.0% compared with production costs of $47.3 million in the first quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar, partially offset by increased mill throughput and higher local currency costs related to temporary issues with the paste fill piping network.

Lapa mine

        At the Lapa mine, gold production increased by 10.7% to 25,920 ounces in the first quarter of 2015 compared with 23,409 ounces in the first quarter of 2014 due primarily to higher gold grade and increased mill recoveries. Production costs at the Lapa mine were $14.0 million in the first quarter of 2015, a decrease of 8.9% compared with production costs of $15.4 million in the first quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput due to a reduction in the number of stopes available for mining between periods.

Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle recorded an impairment loss on its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than ore stockpiled on the surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

        The Company incurred $0.1 million in remediation costs during the first quarter of 2015 and $1.9 million in remediation costs during the first quarter of 2014 that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

        As a result of the Company's restatement of comparative information under IFRS, a $109.7 million impairment loss reversal was recorded as at the January 1, 2013 IFRS transition date. Specific long-lived assets associated with the GEZ that were impaired as at September 30, 2011 due to the suspension of mining operations, including the Goldex mine's shaft and mill, were subsequently incorporated into the development plan for the Goldex mine's M and E Zones which was approved by the Board in July 2012.

        At the Goldex mine's M and E Zones, gold production increased by 50.5% to 29,250 ounces in the first quarter of 2015 compared with 19,430 ounces in the first quarter of 2014 due primarily to higher gold grade, an increase in tonnes of ore milled and improved mill recoveries. Production costs at the Goldex mine's M and E Zones were $14.9 million in the first quarter of 2015, a decrease of 6.2% compared with production costs of

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

$15.8 million in the first quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar. Partially offsetting the overall decrease in production costs was a 16.7% increase in mill throughput between periods due to the exploitation of more mature mining fronts in the first quarter of 2015 as the operations ramp up continued at the Goldex mine's M and E Zones in the first quarter of 2014 after achieving commercial production in October 2013.

Meadowbank mine

        At the Meadowbank mine, gold production decreased by 43.4% to 88,523 ounces in the first quarter of 2015 compared with 156,444 ounces in the first quarter of 2014 due primarily to lower gold grade and a decrease in mill recoveries. Production costs at the Meadowbank mine were $57.1 million in the first quarter of 2015, a decrease of 14.9% compared with production costs of $67.1 million in the first quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar, decreased fuel and labour costs and lower reagent consumption between periods.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

        During the first quarter of 2015, the Canadian Malartic mine produced 67,893 attributable ounces of gold and incurred attributable production costs of $41.2 million.

Kittila mine

        At the Kittila mine, gold production increased by 15.8% to 44,654 ounces in the first quarter of 2015 compared with 38,552 ounces in the first quarter of 2014 due primarily to increases in tonnes of ore milled and gold grade, partially offset by lower mill recoveries between periods. Production costs at the Kittila mine increased by 8.6% to $32.0 million in the first quarter of 2015 compared with $29.5 million in the first quarter of 2014 driven primarily by a 12.4% increase in mill throughput facilitated by the mill expansion completed in the fourth quarter of 2014. Partially offsetting the overall increase in production costs at the Kittila mine between periods were lower energy and consumables expenditures and a weakening of the Euro relative to the US dollar.

Pinos Altos mine

        At the Pinos Altos mine, gold production increased by 10.8% to 50,106 ounces in the first quarter of 2015 compared with 45,217 ounces in the first quarter of 2014 due primarily to increases in gold grade and tonnes of ore milled, partially offset by a 46.6% decrease in tonnes of ore stacked on the heap leach pad between periods. Production costs at the Pinos Altos mine were $24.2 million in the first quarter of 2015, a decrease of 22.9% compared with production costs of $31.4 million in the first quarter of 2014 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production increased 20.7% to 12,448 ounces in the first quarter of 2015 compared with 10,317 ounces in the first quarter of 2014 due primarily to increases in ore stacked on the heap leach pad and gold grade. Production costs at the Creston Mascota deposit at Pinos Altos decreased by 3.8% to $5.6 million in the first quarter of 2015 compared with $5.8 million in the first quarter of 2014 due primarily to a weakening of the Mexican peso relative to the US dollar between periods.

La India mine

        The La India mine achieved commercial production on February 1, 2014. During the first quarter of 2015, the La India mine produced 26,523 ounces of gold compared with 13,700 ounces of gold in the first quarter of 2014, including 3,492 ounces of gold produced prior to the achievement of commercial production. Production costs at the La India mine were $12.5 million in the first quarter of 2015 compared with $5.8 million in the first quarter of 2014 due primarily to the operations ramp up during the period in which commercial production was achieved. Partially offsetting the overall increase in production costs between periods was the impact of a weakening of the Mexican peso relative to the US dollar.

Liquidity and Capital Resources

        As at March 31, 2015, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $172.1 million compared with $215.3 million at December 31, 2014. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $550.2 million at March 31, 2015 compared with $575.7 million at December 31, 2014.

Operating Activities

        Cash provided by operating activities decreased by $106.9 million to $143.5 million in the first quarter of 2015 compared with $250.4 million in the first quarter of 2014 due primarily to a 13.4% increase in production costs and an 8.1% decrease in the average realized price of gold between periods. Partially offsetting these negative impacts on cash provided by operating activities was a 10.3% increase in gold production and the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar on costs between periods.

Investing Activities

        Cash used in investing activities decreased to $53.9 million in the first quarter of 2015 compared with $108.3 million in the first quarter of 2014 due primarily to a $37.1 million increase in net proceeds from the sale of available-for-sale securities and warrants and an $18.6 million decrease in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the first quarter of 2014 related to the La India mine which achieved commercial production in February 2014 and the Kittila mine's mill expansion project which was completed ahead of schedule later in 2014.

        In the first quarter of 2015, the Company purchased $5.3 million in available-for-sale securities and warrants compared with $13.4 million in the first quarter of 2014. In the first quarter of 2015, the Company

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

received net proceeds of $37.7 million from the sale of available-for-sale securities and warrants compared with $0.6 million in the first quarter of 2014. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

Financing Activities

        Cash used in financing activities increased to $123.2 million in the first quarter of 2015 compared with $98.1 million in the first quarter of 2014 due primarily to a $20.0 million increase in the repayment of the Credit Facility between periods, partially offset by a $6.2 million increase in proceeds on employee stock option plan exercises.

        On February 11, 2015, Agnico Eagle declared a quarterly cash dividend of $0.08 per common share paid on March 16, 2015 to holders of record of the common shares of the Company on March 2, 2015. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2015, the Company paid dividends of $14.8 million compared with $12.0 million in the first quarter of 2014. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Credit Facility.

        On September 5, 2014, the Company amended and restated its $1.2 billion Credit Facility, extending the maturity date from June 22, 2017 to June 22, 2019 and amending pricing terms. As at March 31, 2015, the Company's outstanding balance under the Credit Facility was $400.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.0 million at March 31, 2015. As at March 31, 2015, $799.0 million was available for future drawdown under the Credit Facility.

        On November 5, 2013, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$150.0 million to C$175.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at March 31, 2015, $142.8 million had been drawn under the Letter of Credit Facility. On August 22, 2014, the financial institution and the Company agreed that the Company may draw up to C$185.0 million under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable share of such debt and finance lease obligations is as follows:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to the June 16, 2014 acquisition date, resulting in attributable outstanding principal of $47.3 million as at March 31, 2015. On

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

    September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Senior unsecured convertible debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the convertible debentures had an attributable fair value of $44.9 million. As at March 31, 2015, the convertible debentures had principal outstanding of $29.6 million and an attributable fair value of $36.4 million. A $4.4 million mark-to-market loss was recorded in the other income line item of the condensed interim unaudited consolidated statements of income related to the convertible debentures in the first quarter of 2015.

  •
  A loan with principal outstanding of C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at March 31, 2015, the Company's attributable loan principal outstanding amounted to nil.

  •
  Secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at March 31, 2015, the Company's attributable finance lease obligations amounted to $25.4 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at March 31, 2015. Canadian Malartic GP was in compliance with all CMGP Loan covenants as at March 31, 2015.

        The Company issued common shares for gross proceeds of $10.6 million in the first quarter of 2015 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend re-investment plan. In the first quarter of 2014, the Company issued common shares for gross proceeds of $4.6 million attributable to issuances under the incentive share purchase plan, employee stock option plan exercises and the dividend re-investment plan.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have a serious impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Virtually all industries, including gold mining, have been affected by weak economic conditions and volatile financial markets. Continuation of volatility in world markets could have a significant impact on Agnico Eagle's business. In particular, the global credit/liquidity crisis could continue to affect the cost and availability of financing and Agnico Eagle's overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

International Financial Reporting Standards

        The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. As a result, Agnico Eagle's condensed interim unaudited consolidated financial statements for the first quarter of 2015 are reported in accordance with IFRS, with comparative information restated under IFRS and a transition date of January 1, 2013.

        Generally Accepted Accounting Principles ("GAAP") for Canadian publicly accountable enterprises became IFRS as issued by the International Accounting Standards Board in 2011 and the US Securities and

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Exchange Commission ("SEC") in the United States accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

        Agnico Eagle developed and executed a detailed IFRS conversion plan including an assessment phase, an impact analysis and design phase and an implementation phase, culminating in the Company's initial reporting in accordance with IFRS in the third quarter of 2014.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls as well as its procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the first quarter of 2015 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

        The Company's management, including the CEO and CFO, recognizes there are inherent limitations in any system of disclosure controls and procedures and internal controls over financial reporting, no matter how well designed. Therefore, even those systems that are considered to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim unaudited consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

(thousands of United States dollars)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Net income for the period	$28,743	$97,145
Impairment loss on available-for-sale securities	685	—
Gain on sale of available-for-sale securities	(21,049)	(273)
Foreign currency translation gain	(11,690)	(5,059)
Stock options expense	7,791	9,027
Mark-to-market loss (gain) on warrants	2,559	(3,129)
(Gain) loss on settlements of warrants	(9,664)	185
Mark-to-market loss on convertible debentures issued by Osisko	4,447	—
Income and mining taxes adjustments	15,221	1,508
Other	14,367	—

Adjusted net income for the period	$31,410	$99,404

Net income per share — basic	$0.13	$0.56
Net income per share — diluted	$0.13	$0.56
Adjusted net income per share — basic	$0.15	$0.57
Adjusted net income per share — diluted	$0.15	$0.57

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is the method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced and minesite costs per tonne have been restated to conform with IFRS for all reported periods.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
LaRonde mine	$45,865	$47,279
Lapa mine	13,985	15,350
Goldex mine	14,866	15,845
Meadowbank mine	57,096	67,079
Canadian Malartic mine(i)	41,186	—
Kittila mine	31,999	29,459
Pinos Altos mine	24,212	31,419
Creston Mascota deposit at Pinos Altos	5,606	5,825
La India mine(ii)	12,465	5,810

Production costs per the condensed interim consolidated statements of income and comprehensive income	$247,280	$218,066

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iv) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$45,865	$47,279
Adjustments:
Inventory and other adjustments(v)	6,678	7,818

Cash operating costs (co-product basis)	$52,543	$55,097
By-product metal revenues	(11,134)	(21,053)

Cash operating costs (by-product basis)	$41,409	$34,044
Gold production (ounces)	58,893	59,352
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$892	$928

By-product basis	$703	$574

LaRonde Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
Production costs		$45,865		$47,279
Inventory and other adjustments(vi)		866		1,148

Minesite operating costs		$46,731		$48,427
Minesite operating costs (thousands of C$)	C$	57,789	C$	55,081
Tonnes of ore milled (thousands of tonnes)		558		557

Minesite costs per tonne (C$)(iv)	C$	104	C$	99

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$13,985	$15,350
Adjustments:
Inventory and other adjustments(v)	749	160

Cash operating costs (co-product basis)	$14,734	$15,510
By-product metal revenues	(17)	(2)

Cash operating costs (by-product basis)	$14,717	$15,508
Gold production (ounces)	25,920	23,409
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$568	$663

By-product basis	$568	$662

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Lapa Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
Production costs		$13,985		$15,350
Inventory and other adjustments(vi)		548		118

Minesite operating costs		$14,533		$15,468
Minesite operating costs (thousands of C$)	C$	18,077	C$	17,069
Tonnes of ore milled (thousands of tonnes)		152		157

Minesite costs per tonne (C$)(iv)	C$	119	C$	109

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$14,866	$15,845
Adjustments:
Inventory and other adjustments(v)	973	(1,038)

Cash operating costs (co-product basis)	$15,839	$14,807
By-product metal revenues	(7)	(6)

Cash operating costs (by-product basis)	$15,832	$14,801
Gold production (ounces)	29,250	19,430
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$542	$762

By-product basis	$541	$762

Goldex Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
Production costs		$14,866		$15,845
Inventory and other adjustments(vi)		761		(1,018)

Minesite operating costs		$15,627		$14,827
Minesite operating costs (thousands of C$)	C$	19,317	C$	15,168
Tonnes of ore milled (thousands of tonnes)		566		485

Minesite costs per tonne (C$)(iv)	C$	34	C$	31

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$57,096	$67,079
Adjustments:
Inventory and other adjustments(v)	2,541	1,312

Cash operating costs (co-product basis)	$59,637	$68,391
By-product metal revenues	(1,689)	(552)

Cash operating costs (by-product basis)	$57,948	$67,839
Gold production (ounces)	88,523	156,444
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$674	$437

By-product basis	$655	$434

Meadowbank Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
Production costs		$57,096		$67,079
Inventory and other adjustments(vi)		1,694		1,389

Minesite operating costs		$58,790		$68,468
Minesite operating costs (thousands of C$)	C$	70,627	C$	75,552
Tonnes of ore milled (thousands of tonnes)		990		994

Minesite costs per tonne (C$)(iv)	C$	71	C$	76

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(i)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$41,186	$—
Adjustments:
Inventory and other adjustments(v)	2,851	—

Cash operating costs (co-product basis)	$44,037	$—
By-product metal revenues	(1,142)	—

Cash operating costs (by-product basis)	$42,895	$—
Gold production (ounces)	67,893	—
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$649	$—

By-product basis	$632	$—

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Canadian Malartic Mine — Minesite Costs per Tonne(i)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
Production costs		$41,186		$—
Inventory and other adjustments(vi)		2,605		—

Minesite operating costs		$43,791		$—
Minesite operating costs (thousands of C$)	C$	54,320	C$	—
Tonnes of ore milled (thousands of tonnes)		2,339		—

Minesite costs per tonne (C$)(iv)	C$	23	C$	—

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$31,999	$29,459
Adjustments:
Inventory and other adjustments(v)	(1,543)	1,233

Cash operating costs (co-product basis)	$30,456	$30,692
By-product metal revenues	(35)	(37)

Cash operating costs (by-product basis)	$30,421	$30,655
Gold production (ounces)	44,654	38,552
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$682	$796

By-product basis	$681	$795

Kittila Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$31,999	$29,459
Inventory and other adjustments(vi)	(1,659)	1,081

Minesite operating costs	$30,340	$30,540
Minesite operating costs (thousands of €)	€26,714	€22,544
Tonnes of ore milled (thousands of tonnes)	345	307

Minesite costs per tonne (€)(iv)	€77	€73

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$24,212	$31,419
Adjustments:
Inventory and other adjustments(v)	3,244	(2)

Cash operating costs (co-product basis)	$27,456	$31,417
By-product metal revenues	(9,579)	(9,720)

Cash operating costs (by-product basis)	$17,877	$21,697
Gold production (ounces)	50,106	45,217
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$548	$695

By-product basis	$357	$480

Pinos Altos Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$24,212	$31,419
Inventory and other adjustments(vi)	2,681	(562)

Minesite operating costs	$26,893	$30,857
Tonnes of ore processed (thousands of tonnes)	584	624

Minesite costs per tonne (US$)(iv)	$46	$49

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$5,606	$5,825
Adjustments:
Inventory and other adjustments(v)	467	681

Cash operating costs (co-product basis)	$6,073	$6,506
By-product metal revenues	(547)	(334)

Cash operating costs (by-product basis)	$5,526	$6,172
Gold production (ounces)	12,448	10,317
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$488	$631

By-product basis	$444	$598

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$5,606	$5,825
Inventory and other adjustments(vi)	399	583

Minesite operating costs	$6,005	$6,408
Tonnes of ore processed (thousands of tonnes)	527	379

Minesite costs per tonne (US$)(iv)	$11	$17

La India Mine — Total Cash Costs per Ounce of Gold Produced(ii)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$12,465	$5,810
Adjustments:
Inventory and other adjustments(v)	(245)	(875)

Cash operating costs (co-product basis)	$12,220	$4,935
By-product metal revenues	(1,132)	(584)

Cash operating costs (by-product basis)	$11,088	$4,351
Gold production (ounces)	26,523	10,208
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$461	$483

By-product basis	$418	$426

La India Mine — Minesite Costs per Tonne(ii)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs	$12,465	$5,810
Inventory and other adjustments(vi)	(409)	(939)

Minesite operating costs	$12,056	$4,871
Tonnes of ore processed (thousands of tonnes)	1,378	687

Minesite costs per tonne (US$)(iv)	$9	$7

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition, which was subsequent to the first quarter of 2014.

(ii)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

  by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(v)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(vi)
This inventory and other adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Based on the recommendations of the World Gold Council made in 2013, the Company modified its calculation of all-in sustaining costs per ounce of gold produced beginning in 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

        Prior to modifying its calculation of all-in sustaining costs per ounce of gold produced for 2014 based on the recommendations of the World Gold Council, the Company calculated all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures, general and administrative expenses (net of stock options) and exploration and corporate development expenses (excluding greenfield exploration) per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis would have been calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues, net of smelting, refining and marketing charges would have been made to total cash costs per ounce of gold produced.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three months ended March 31, 2015 and the three months ended March 31, 2014 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
Production costs per the condensed interim consolidated statements of income and comprehensive income (thousands of United States dollars)	$247,280	$218,066

Adjusted gold production (ounces) (i)	404,210	362,929

Production costs per ounce of adjusted gold production(i)	$612	$601
Adjustments:
Inventory and other adjustments(ii)	39	24

Total cash costs per ounce of gold produced (co-product basis) (iii)	$651	$625
By-product metal revenues	(63)	(88)

Total cash costs per ounce of gold produced (by-product basis) (iii)	$588	$537

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	150	168
General and administrative expenses (including stock options)	63	72
Non-cash reclamation provision and other	3	3

All-in sustaining costs per ounce of gold produced (by-product basis)	$804	$780

By-product metal revenues	63	88

All-in sustaining costs per ounce of gold produced (co-product basis)	$867	$868

Notes:

(i)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
for the three months ended March 31, 2015

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2015	2014
Operating margin(i) by mine:
Northern Business
LaRonde mine	$30,015	$45,425
Lapa mine	14,687	15,340
Goldex mine	19,253	9,525
Meadowbank mine	46,577	123,961
Canadian Malartic mine(ii)	34,718	—
Kittila mine	27,415	19,003
Southern Business
Pinos Altos mine	34,652	39,064
Creston Mascota deposit at Pinos Altos	8,409	7,714
La India mine(iii)	20,590	13,669

Total operating margin(i)	236,316	273,701
Amortization of property, plant and mine development	135,897	83,481
Exploration, corporate and other	43,706	43,502

Income before income and mining taxes	56,713	146,718
Income and mining taxes expense	27,970	49,573

Net income for the period	$28,743	$97,145

Net income per share — basic (US$)	$0.13	$0.56
Net income per share — diluted (US$)	$0.13	$0.56
Cash flows:
Cash provided by operating activities	$143,455	$250,396
Cash used in investing activities	$(53,892)	$(108,288)
Cash used in financing activities	$(123,182)	$(98,087)
Realized prices (US$):
Gold (per ounce)	$1,202	$1,308
Silver (per ounce)	$17.02	$20.62
Zinc (per tonne)	$2,072	$2,027
Copper (per tonne)	$5,056	$6,386
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	58,893	59,352
Lapa mine	25,920	23,409
Goldex mine	29,250	19,430
Meadowbank mine	88,523	156,444
Canadian Malartic mine(ii)	67,893	—
Kittila mine	44,654	38,552
Southern Business
Pinos Altos mine	50,106	45,217
Creston Mascota deposit at Pinos Altos	12,448	10,317
La India mine(iii)	26,523	13,700

Total gold (ounces)	404,210	366,421

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2015	2014
Silver (thousands of ounces):
Northern Business
LaRonde mine	198	349
Lapa mine	1	—
Meadowbank mine	96	26
Canadian Malartic mine(ii)	72	—
Kittila mine	2	2
Southern Business
Pinos Altos mine	562	460
Creston Mascota deposit at Pinos Altos	32	16
La India mine(iii)	69	27

Total Silver (thousands of ounces)	1,032	880

Zinc (tonnes)	936	2,060
Copper (tonnes)	1,167	1,554
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	60,943	58,100
Lapa mine	23,497	23,451
Goldex mine	27,907	19,607
Meadowbank mine	84,780	147,502
Canadian Malartic mine(ii)(v)	59,261	—
Kittila mine	48,982	37,429
Southern Business
Pinos Altos mine	41,433	46,810
Creston Mascota deposit at Pinos Altos	11,399	10,228
La India mine(iii)	26,898	14,632

Total gold (ounces)	385,100	357,759

Silver (thousands of ounces):
Northern Business
LaRonde mine	205	340
Meadowbank mine	98	28
Canadian Malartic mine(ii)(v)	54	—
Kittila mine	2	2
Southern Business
Pinos Altos mine	446	507
Creston Mascota deposit at Pinos Altos	20	14
La India mine(iii)	63	26

Total Silver (thousands of ounces)	888	917

Zinc (tonnes)	1,264	1,673
Copper (tonnes)	1,160	1,542

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended March 31,
	2015	2014
Total cash costs per ounce of gold produced — Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$892	$928
Lapa mine	568	663
Goldex mine	542	762
Meadowbank mine	674	437
Canadian Malartic mine(ii)	649	—
Kittila mine	682	796
Southern Business
Pinos Altos mine	548	695
Creston Mascota deposit at Pinos Altos	488	631
La India mine(iii)	461	483

Weighted average total cash costs per ounce of gold produced	$651	$625

Total cash costs per ounce of gold produced — By-product basis (US$)(vi):
Northern Business
LaRonde mine	$703	$574
Lapa mine	568	662
Goldex mine	541	762
Meadowbank mine	655	434
Canadian Malartic mine(ii)	632	—
Kittila mine	681	795
Southern Business
Pinos Altos mine	357	480
Creston Mascota deposit at Pinos Altos	444	598
La India mine(iii)	418	426

Weighted average total cash costs per ounce of gold produced	$588	$537

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition, which was subsequent to the first quarter of 2014.

(iii)
The La India mine achieved commercial production on February 1, 2014.

(iv)
Payable production (a non-GAAP financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

  produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
Operating margin(i):
Revenues from mining operations	$336,423	$444,320	$437,240	$491,767	$438,521	$463,388	$503,090	$483,596
Production costs	206,433	222,774	230,495	218,066	229,383	269,793	287,317	247,280

Total operating margin(i)	129,990	221,546	206,745	273,701	209,138	193,595	215,773	236,316
Operating margin(i) by mine:
Northern Business
LaRonde mine	15,544	25,461	27,243	45,425	26,402	14,696	33,535	30,015
Lapa mine	16,576	15,303	18,143	15,340	9,050	13,748	16,060	14,687
Goldex mine(ii)	—	—	6,079	9,525	13,283	17,237	20,693	19,253
Meadowbank mine	46,459	90,658	80,818	123,961	88,728	52,504	39,839	46,577
Canadian Malartic mine(iii)	—	—	—	—	3,668	33,224	39,092	34,718
Kittila mine	(171)	39,150	27,949	19,003	14,184	12,128	14,312	27,415
Southern Business
Pinos Altos mine	46,044	40,529	38,224	39,064	33,417	28,837	27,123	34,652
Creston Mascota deposit at Pinos Altos	5,538	10,445	8,289	7,714	7,428	8,032	8,392	8,409
La India mine(iv)	—	—	—	13,669	12,978	13,189	16,727	20,590

Total operating margin(i)	129,990	221,546	206,745	273,701	209,138	193,595	215,773	236,316
Amortization of property, plant and mine development	73,077	79,266	90,788	83,481	93,656	117,396	139,095	135,897
Impairment loss	—	—	1,014,688	—	—	—	—	—
Exploration, corporate and other	73,413	53,725	61,644	43,502	81,665	69,884	74,390	43,706

Income (loss) before income and mining taxes	(16,500)	88,555	(960,375)	146,718	33,817	6,315	2,288	56,713
Income and mining taxes expense (recovery)	11,053	13,637	(180,103)	49,573	11,659	21,365	23,571	27,970

Net income (loss) for the period	$(27,553)	$74,918	$(780,272)	$97,145	$22,158	$(15,050)	$(21,283)	$28,743

Net income (loss) per share — basic (US$)	$(0.16)	$0.43	$(4.49)	$0.56	$0.12	$(0.07)	$(0.10)	$0.13
Net income (loss) per share — diluted (US$)	$(0.16)	$0.43	$(4.49)	$0.56	$0.12	$(0.10)	$(0.12)	$0.13
Cash flows:
Cash provided by operating activities	$87,439	$88,365	$140,789	$250,396	$182,728	$71,244	$163,956	$143,455
Cash used in investing activities	$(230,423)	$(153,012)	$(143,928)	$(108,288)	$(488,543)	$(131,662)	$(123,126)	$(53,892)
Cash provided by (used in) financing activities	$18,677	$68,745	$30,811	$(98,087)	$381,950	$(35,943)	$(18,685)	$(123,182)

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition, which was subsequent to the first quarter of 2014.

(iv)
The La India mine achieved commercial production on February 1, 2014.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at March 31, 2015	As at December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$138,006	$177,537
Short-term investments	4,722	4,621
Restricted cash	29,419	33,122
Trade receivables (note 6)	61,200	59,716
Inventories (note 7)	442,278	446,660
Income taxes recoverable	18,287	1,658
Available-for-sale securities (notes 6 and 8)	46,888	56,468
Fair value of derivative financial instruments (notes 6 and 14)	335	4,877
Other current assets	127,830	123,401

Total current assets	868,965	908,060
Non-current assets:
Restricted cash	19,116	20,899
Goodwill (note 5)	601,190	601,190
Property, plant and mine development (note 9)	5,247,513	5,281,473
Other assets	30,341	27,622

Total assets	$6,767,125	$6,839,244

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$187,602	$209,906
Reclamation provision (note 10)	6,994	6,769
Interest payable (note 11)	20,987	13,816
Income taxes payable	11,894	19,328
Finance lease obligations	17,377	22,142
Current portion of long-term debt (note 11)	52,038	52,182
Fair value of derivative financial instruments (notes 6 and 14)	21,858	8,249

Total current liabilities	318,750	332,392

Non-current liabilities:
Long-term debt (note 11)	1,220,138	1,322,461
Reclamation provision (note 10)	250,734	249,917
Deferred income and mining tax liabilities	843,699	827,181
Other liabilities	34,062	38,803

Total liabilities	2,667,383	2,770,754

EQUITY
Common shares (note 12):
Outstanding — 216,200,703 common shares issued, less 1,258,885 shares held in trust or by a depositary	4,622,015	4,599,788
Stock options (notes 12 and 13)	206,611	200,830
Contributed surplus	37,254	37,254
Deficit	(768,011)	(779,382)
Accumulated other comprehensive income	1,873	10,000

Total equity	4,099,742	4,068,490

Total liabilities and equity	$6,767,125	$6,839,244

Commitments and contingencies (note 16)

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2015	2014
REVENUES
Revenues from mining operations	$483,596	$491,767
COSTS, EXPENSES AND OTHER INCOME
Production(i)	247,280	218,066
Exploration and corporate development	16,651	9,418
Amortization of property, plant and mine development (note 9)	135,897	83,481
General and administrative	25,221	26,270
Impairment loss on available-for-sale securities (note 8)	685	—
Finance costs (note 11)	19,712	17,138
Loss (gain) on derivative financial instruments (note 14)	8,576	(3,746)
Gain on sale of available-for-sale securities (note 8)	(21,049)	(273)
Environmental remediation	429	172
Foreign currency translation gain	(11,690)	(5,059)
Other expenses (income)	5,171	(418)

Income before income and mining taxes	56,713	146,718
Income and mining taxes expense	27,970	49,573

Net income for the period	$28,743	$97,145

Net income per share — basic (note 12)	$0.13	$0.56

Net income per share — diluted (note 12)	$0.13	$0.56

Cash dividends declared per common share	$0.08	$0.08

COMPREHENSIVE INCOME
Net income for the period	$28,743	$97,145

Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	10,987	21,018
Reclassification to impairment loss on available-for-sale securities (note 8)	685	—
Reclassification to gain on sale of available-for-sale securities (note 8)	(21,049)	(273)
Income tax impact of reclassification items	2,713	—
Income tax impact of other comprehensive loss items	(1,463)	—

	(8,127)	20,745
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(206)	—
Income tax impact	55	—

	(151)	—

Other comprehensive income (loss) for the period	(8,278)	20,745

Comprehensive income for the period	$20,465	$117,890

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Oustanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2013	173,953,975	$3,294,007	$184,078	$37,254	$(800,074)	$2,141	$2,717,406

Net income	—	—	—	—	97,145	—	97,145
Other comprehensive income	—	—	—	—	—	20,745	20,745

Total comprehensive income	—	—	—	—	97,145	20,745	117,890

Transactions with owners:
Shares issued under employee stock option plan (notes 12 and 13)	78,475	2,478	(665)	—	—	—	1,813
Stock options (notes 12 and 13)	—	—	8,699	—	—	—	8,699
Shares issued under incentive share purchase plan	127,473	3,936	—	—	—	—	3,936
Shares issued under dividend reinvestment plan	62,826	1,989	—	—	—	—	1,989
Dividends declared ($0.08 per share)	—	—	—	—	(13,943)	—	(13,943)
Restricted share unit plan (note 13)	(170,808)	(4,400)	—	—	—	—	(4,400)

Balance March 31, 2014	174,051,941	$3,298,010	$192,112	$37,254	$(716,872)	$22,886	$2,833,390

Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$37,254	$(779,382)	$10,000	$4,068,490

Net income	—	—	—	—	28,743	—	28,743
Other comprehensive loss	—	—	—	—	(151)	(8,127)	(8,278)

Total comprehensive income (loss)	—	—	—	—	28,592	(8,127)	20,465

Transactions with owners:
Shares issued under employee stock option plan (notes 12 and 13)	338,603	10,454	(2,231)	—	—	—	8,223
Stock options (notes 12 and 13)	—	—	8,012	—	—	—	8,012
Shares issued under incentive share purchase plan	124,791	3,607	—	—	—	—	3,607
Shares issued under dividend reinvestment plan	85,225	2,459	—	—	—	—	2,459
Shares issued for joint acquisition of Malartic CHL property	459,197	13,441	—	—	—	—	13,441
Dividends declared ($0.08 per share)	—	—	—	—	(17,221)	—	(17,221)
Restricted share unit plan and Long Term Incentive Plan (note 13)	(302,232)	(7,734)	—	—	—	—	(7,734)

Balance March 31, 2015	214,941,818	$4,622,015	$206,611	$37,254	$(768,011)	$1,873	$4,099,742

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended March 31,
	2015	2014
OPERATING ACTIVITIES
Net income for the period	$28,743	$97,145
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development (note 9)	135,897	83,481
Deferred income and mining taxes	19,300	19,964
Gain on sale of available-for-sale securities (note 8)	(21,049)	(273)
Stock-based compensation (note 13)	11,718	12,608
Impairment loss on available-for-sale securities (note 8)	685	—
Foreign currency translation gain	(11,690)	(5,059)
Other	13,536	225
Adjustment for settlement of reclamation provision	(302)	(934)
Changes in non-cash working capital balances:
Trade receivables	(1,484)	(7,111)
Income taxes	(24,063)	21,747
Inventories	10,412	23,471
Other current assets	(4,837)	15,520
Accounts payable and accrued liabilities	(20,582)	(17,405)
Interest payable	7,171	7,017

Cash provided by operating activities	143,455	250,396

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 9)	(82,887)	(101,460)
Acquisition of El Realito property	(7,000)	—
Net purchases of short-term investments	(101)	—
Net proceeds from sale of available-for-sale securities and warrants (note 8)	37,668	613
Purchase of available-for-sale securities and warrants (note 8)	(5,275)	(13,385)
Decrease in restricted cash	3,703	5,944

Cash used in investing activities	(53,892)	(108,288)

FINANCING ACTIVITIES
Dividends paid	(14,775)	(11,973)
Repayment of finance lease obligations	(8,405)	(4,252)
Sale-leaseback financing	—	1,027
Repayment of long-term debt (note 11)	(100,000)	(80,000)
Repurchase of common shares for restricted share unit plan (note 13)	(10,642)	(7,518)
Proceeds on exercise of stock options (note 13)	8,223	1,985
Common shares issued (note 12)	2,417	2,644

Cash used in financing activities	(123,182)	(98,087)

Effect of exchange rate changes on cash and cash equivalents	(5,912)	(1,347)

Net (decrease) increase in cash and cash equivalents during the period	(39,531)	42,674
Cash and cash equivalents, beginning of period	177,537	139,101

Cash and cash equivalents, end of period	$138,006	$181,775

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid (note 11)	$11,081	$8,151

Income and mining taxes paid	$37,947	$8,149

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated and domiciled in Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 12, 2015.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2014 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2014, which were prepared in accordance with IFRS.

    In the opinion of management, the condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2015 and December 31, 2014 and the results of operations and cash flows for the three months ended March 31, 2015 and March 31, 2014.

    Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015.

  B)
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's interest in the Canadian Malartic Corporation, located in Quebec, has been accounted for as a joint operation.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2014 annual audited consolidated financial statements.

  Recently Issued Accounting Pronouncements

  IFRS 9 — Financial Instruments

  In July 2014, the IASB issued IFRS 9 — Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 9 on the Company's consolidated financial statements along with the timing of adoption.

  IFRS 15 — Revenue from Contracts with Customers

  In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers, which establishes principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier adoption permitted. Agnico Eagle is evaluating the impact of the adoption of IFRS 15 on the Company's consolidated financial statements along with the timing of adoption.

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2014.

5.     ACQUISITIONS

  Cayden Resources Inc.

  On November 28, 2014, the Company acquired all of the issued and outstanding common shares of Cayden Resources Inc. ("Cayden"), including common shares issuable on the exercise of Cayden's outstanding options and warrants, pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Cayden is an exploration company focused on the discovery of precious metals in Mexico.

  The total purchase price of $122.1 million was comprised of $0.5 million in cash and 4,853,875 Agnico Eagle common shares issued from treasury. The Cayden acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $3.2 million were capitalized to the mining properties acquired.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

5.     ACQUISITIONS (Continued)

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$476
Agnico Eagle common shares issued for acquisition	121,655

Total purchase price to allocate	$122,131

Fair value of assets acquired and liabilities assumed:
Mining properties	$117,178
Cash and cash equivalents	3,953
Trade receivables(i)	141
Other current assets	2,071
Plant and equipment	68
Accounts payable and accrued liabilities	(1,280)

Net assets acquired	$122,131

  Note:

  (i)
  The fair value of trade receivables approximates the gross contractual amounts receivable.

  Osisko Mining Corporation

  On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of the issued and outstanding shares of Osisko by way of the Arrangement. Under the Arrangement, Agnico Eagle and Yamana each indirectly acquired 50.0% of Osisko's issued and outstanding shares. As part of the Arrangement, the Canadian Malartic mine in Quebec was transferred to the newly formed Canadian Malartic GP in which each of Agnico Eagle and Yamana have an indirect 50.0% interest. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties through their indirect joint ownership of Canadian Malartic Corporation (the successor to Osisko).

  Each outstanding share of Osisko was exchanged under the Arrangement for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico Eagle common shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a company that was newly formed in connection with the Arrangement and is now traded on the Toronto Stock Exchange.

  Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties retained by Canadian Malartic Corporation; (iv) all assets and liabilities of Osisko in its Guerrero camp in Mexico; and (v) certain other investments and assets.

  Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement, as the joint arrangement was determined to be a joint operation under IFRS.

  Agnico Eagle's transaction costs associated with the acquisition totaling $16.7 million were expensed through the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) during year ended December 31, 2014.

  Agnico Eagle's share of the June 16, 2014 preliminary purchase price of Osisko was comprised of the following:

Cash paid for acquisition	$462,728
Agnico Eagle common shares issued for acquisition	1,135,071

Total Agnico Eagle preliminary purchase price to allocate	$1,597,799

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

5.     ACQUISITIONS (Continued)

  A fair value approach was applied by management in developing preliminary estimates of the fair value of identifiable assets and liabilities contributed to the newly formed Osisko joint operation. Preliminary estimates of fair value represent all information available as of the acquisition date.

  Certain previously reported Agnico Eagle consolidated balance sheet line items as at December 31, 2014 have been updated to reflect adjusted preliminary estimates of the fair value of identifiable assets acquired and liabilities assumed related to the June 16, 2014 joint acquisition of Osisko. As a result of new information obtained about the facts and circumstances that existed as of the Osisko acquisition date, the following adjustments have been recorded to both the preliminary purchase price allocation and the December 31, 2014 balance sheet as previously reported: the goodwill line item has increased by $18.7 million; the property, plant and mine development line item has decreased by $20.0 million, the accounts payable and accrued liabilities line item has increased by $3.7 million; and the deferred income and mining tax liabilities line item has decreased by $5.0 million. Estimates of the fair value of identifiable assets acquired and liabilities assumed related to the joint acquisition of Osisko remain preliminary and may be materially adjusted during the measurement period as new information about the facts and circumstances that existed as of the acquisition date is obtained.

  The following table sets out the allocation of Agnico Eagle's share of the purchase price to attributable assets acquired and liabilities assumed pursuant to the Arrangement, based on management's previously reported preliminary estimates of fair value and adjusted preliminary estimates of fair value:

  Fair value of assets acquired and liabilities assumed:

	Preliminary	Adjustments	Adjusted Preliminary
Property, plant and mine development	$1,452,148	$(20,023)	$1,432,125
Goodwill(i)	543,444	18,729	562,173
Cash and cash equivalents	59,219	—	59,219
Restricted cash	35,528	—	35,528
Trade receivables(ii)	9,653	—	9,653
Inventories	51,477	—	51,477
Other current assets	11,420	—	11,420
Accounts payable and accrued liabilities	(49,391)	(3,726)	(53,117)
Reclamation provision	(20,776)	—	(20,776)
Long-term debt	(151,333)	—	(151,333)
Deferred income and mining tax liabilities	(343,590)	5,020	(338,570)

Net assets acquired	$1,597,799	$—	$1,597,799

  Notes:

  (i)
  Goodwill is currently allocated to the Canadian Malartic mine segment, however the allocation of goodwill has not yet been finalized.

  (ii)
  The fair value of trade receivables approximates the gross contractual amounts receivable.

  The joint acquisition of Osisko is a strategic fit with the Company's skill set and its other operating assets in the area. The Company believes that goodwill associated with the joint acquisition of Osisko arose principally because of the following factors: (1) the value implicit in the Company's ability to sustain and/or grow its business by increasing proven and probable mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  The Company's indirect 50.0% interest in Canadian Malartic GP resulted in revenues from mining operations of $189.9 million and a net loss of $15.8 million between the June 16, 2014 completion of the Arrangement and December 31, 2014.

  Malartic CHL Property

  On March 19, 2015, Agnico Eagle, Yamana and Canadian Malartic GP completed the purchase of a 30.0% interest in the Malartic CHL property from Abitibi Royalties Inc. ("Abitibi") in exchange for 459,197 Agnico Eagle common shares, 3,549,695 Yamana common

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

5.     ACQUISITIONS (Continued)

  shares and 3.0% net smelter return royalties to Abitibi and Osisko Gold Royalties Ltd. on the Malartic CHL property. Total Agnico Eagle common share consideration issued was valued at $13.4 million. The Malartic CHL property is located adjacent to the Company's jointly owned Canadian Malartic mine and the remaining 70.0% interest in the Malartic CHL property was jointly acquired through the June 16, 2014 acquisition of Osisko. Concurrent with the transaction closing, each of Abitibi, Agnico Eagle, Yamana, Canadian Malartic GP and CMC released and discharged the others with respect to all proceedings previously commenced by Abitibi with respect to the Malartic CHL property.

6.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the three months ended March 31, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt (including convertible debentures issued by Osisko and now an obligation of Canadian Malartic GP) and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt (excluding convertible debentures issued by Osisko and now an obligation of Canadian Malartic GP) is recorded on the condensed interim consolidated balance sheets at amortized cost and the fair value is provided in note 11 to these condensed interim consolidated financial statements for disclosure purposes only.

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2015 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$61,200	$—	$61,200
Available-for-sale securities	42,117	4,771	—	46,888
Fair value of derivative financial instruments	—	335	—	335

Total financial assets	$42,177	$66,306	$—	$108,423

Financial liabilities:
Convertible debentures	$—	$—	$36,368	$36,368
Fair value of derivative financial instruments	—	21,858	—	21,858

Total financial liabilities	$—	$21,858	$36,368	$58,226

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

6.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2014 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$59,716	$—	$59,716
Available-for-sale securities	51,653	4,815	—	56,468
Fair value of derivative financial instruments	—	4,877	—	4,877

Total financial assets	$51,653	$69,408	$—	$121,061

Financial liabilities:
Convertible debentures	$—	$—	$34,678	$34,678
Fair value of derivative financial instruments	—	8,249	—	8,249

Total financial liabilities	$—	$8,249	$34,678	$42,927

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as at fair value through the consolidated statements of income.

  Convertible Debentures

  Convertible debentures issued by Osisko and now an obligation of Canadian Malartic GP are reported at fair value and classified within Level 3 of the fair value hierarchy and constitute contracts which may result in the payment of cash and issuance of publicly-traded shares. Fair value was calculated with consideration given to the influence of a variety of inputs including quoted market prices and interest rates. Convertible debentures are included in the current portion of long-term debt line item in the condensed interim consolidated balance sheets.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

7.     INVENTORIES

	As at March 31, 2015	As at December 31, 2014
Ore in stockpiles and on leach pads	$57,482	$51,970
Concentrates and dore bars	127,235	111,912
Supplies	257,561	282,778

Total current inventories	$442,278	$446,660

Non-current ore in stockpiles and on leach pads(i)	27,515	25,125

Total inventories	$469,793	$471,785

  Note:

  (i)
  Ore that the Company does not expect to process within 12 months is classified as long-term and is recorded in the other assets line item in the condensed interim consolidated balance sheets.

8.     AVAILABLE-FOR-SALE SECURITIES

	As at March 31, 2015	As at December 31, 2014
Cost	$62,947	$74,928
Accumulated impairment losses	(18,312)	(30,090)
Unrealized gains in accumulated other comprehensive income	2,883	11,815
Unrealized losses in accumulated other comprehensive income	(630)	(185)

Total estimated fair value of available-for-sale securities	$46,888	$56,468

  During the three months ended March 31, 2015, the Company received proceeds of $31.0 million (three months ended March 31, 2014 — $0.6 million) and recognized a gain before income taxes of $21.0 million (three months ended March 31, 2014 — $0.3 million) on the sale of certain available-for-sale securities.

  During the three months ended March 31, 2015, the Company recorded an impairment loss of $0.7 million (three months ended March 31, 2014 — nil) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

9.     PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Construction in Progress	Total
As at January 1, 2014	$820,253	$1,683,902	$832,997	$357,309	$3,694,461
Additions	94,081	203,605	163,912	43,780	505,378
Capitalized borrowing costs	—	1,056	—	650	1,706
Disposals	(2,526)	(6,142)	—	—	(8,668)
Acquisitions	884,380	664,991	—	—	1,549,371
Amortization	(79,363)	(290,530)	(90,882)	—	(460,775)
Transfers between categories(i)	1,534	305,512	(175,889)	(131,157)	—

As at December 31, 2014	1,718,359	2,562,394	730,138	270,582	5,281,473
Additions	23,987	35,057	43,660	8,281	110,985
Capitalized borrowing costs	—	—	—	88	88
Disposals	—	(717)	—	—	(717)
Amortization	(22,988)	(98,776)	(22,552)	—	(144,316)

As at March 31, 2015	$1,719,358	$2,497,958	$751,246	$278,951	$5,247,513

As at January 1, 2014:
Cost	$2,178,697	$3,138,194	$1,187,449	$357,309	$6,861,649
Accumulated amortization and net impairments	(1,358,444)	(1,454,292)	(354,452)	—	(3,167,188)

Net carrying amount — January 1, 2014	$820,253	$1,683,902	$832,997	$357,309	$3,694,461

As at December 31, 2014:
Cost	$3,156,166	$4,334,707	$1,175,472	$270,582	$8,936,927
Accumulated amortization and net impairments	(1,437,807)	(1,772,313)	(445,334)	—	(3,655,454)

Net carrying amount — December 31, 2014	$1,718,359	$2,562,394	$730,138	$270,582	$5,281,473

As at March 31, 2015:
Cost	$3,180,153	$4,348,375	$1,182,551	$278,951	$8,990,030
Accumulated amortization and net impairments	(1,460,795)	(1,850,417)	(431,305)	—	(3,742,517)

Net carrying amount — March 31, 2015	$1,719,358	$2,497,958	$751,246	$278,951	$5,247,513

  Note:

  (i)
  Upon achieving commercial production at the La India mine in February 2014, related costs accumulated in construction in progress were reclassified.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

10.   RECLAMATION PROVISION

  Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

  The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations.

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Asset retirement obligations — long-term, beginning of period	$242,615	$171,472
Asset retirement obligations — current, beginning of period	2,863	1,029
Current period additions and changes in estimate, net	21,814	69,420
Current period attributable additions upon joint acquisition of Osisko	—	20,776
Current period accretion	1,157	5,173
Liabilities settled	(332)	(1,714)
Foreign exchange revaluation	(20,542)	(20,678)
Reclassification from long-term to current, end of period	(3,271)	(2,863)

Asset retirement obligations — long-term, end of period	$244,304	$242,615

  The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability.

	Three Months Ended March 31, 2015	Year Ended December 31, 2014
Environmental remediation liability — long-term, beginning of period	$7,302	$12,537
Environmental remediation liability — current, beginning of period	3,906	2,423
Current period additions and changes in estimate, net	—	563
Liabilities settled	(90)	(3,202)
Foreign exchange revaluation	(965)	(1,113)
Reclassification from long-term to current, end of period	(3,723)	(3,906)

Environmental remediation liability — long-term, end of period	$6,430	$7,302

11.   LONG-TERM DEBT

	As at March 31, 2015	As at December 31, 2014
Credit Facility(i)	$392,891	$492,470
2012 Notes(i)	198,592	198,549
2010 Notes(i)	597,117	596,966
Attributable convertible debentures(ii)	36,269	34,679
Other attributable debt instruments	47,307	51,979

Total debt	1,272,176	1,374,643

Less: current portion	52,038	52,182

Total long-term debt	$1,220,138	$1,322,461

  Notes:

  (i)
  Inclusive of deferred financing costs.

  (ii)
  Attributable convertible debentures have a contractual maturity in 2017 but are included in the current portion of long-term debt on the condensed interim consolidated balance sheets.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

11.   LONG-TERM DEBT (Continued)

  The fair value of long-term debt (excluding convertible debentures issued by Osisko that are now an obligation of Canadian Malartic GP) is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows. As at March 31, 2015, the Company's long-term debt had a fair value of $1,408.2 million (December 31, 2014 — $1,498.4 million).

  Credit Facility

  On June 22, 2010, the Company amended and restated one of its two unsecured revolving bank credit facilities (the "Credit Facility") and terminated its other unsecured revolving bank credit facility, increasing the amount available from an aggregate $900.0 million to $1,200.0 million.

  On July 20, 2012, the Company further amended the Credit Facility, extending the maturity date from June 22, 2016 to June 22, 2017 and amending pricing terms.

  On September 5, 2014, the Company further amended the Credit Facility, extending the maturity date from June 22, 2017 to June 22, 2019 and amending pricing terms.

  At March 31, 2015, the Credit Facility was drawn down by $400.0 million (December 31, 2014 — $500.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $799.0 million at March 31, 2015.

  2012 Notes

  On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes") which, on issuance, had a weighted average maturity of 11.0 years and weighted average yield of 4.95%.

  The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	4.87%	7/23/2022
Series B	100,000	5.02%	7/23/2024

Total	$200,000

  2010 Notes

  On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes") which, on issuance, had a weighted average maturity of 9.84 years and weighted average yield of 6.59%.

  The following table sets out details of the individual series of the 2010 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$115,000	6.13%	4/7/2017
Series B	360,000	6.67%	4/7/2020
Series C	125,000	6.77%	4/7/2022

Total	$600,000

  Acquisition of Osisko

  In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable share of such debt instruments is as follows:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% per annum interest rate. A scheduled repayment of C$15.0 million

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

11.   LONG-TERM DEBT (Continued)

  ($14.1 million) was made subsequent to the June 16, 2014 acquisition date, resulting in attributable outstanding principal of $47.3 million as at March 31, 2015 (December 31, 2014 — $51.7 million). On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Senior unsecured convertible debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the convertible debentures had an attributable fair value of $44.9 million. As at March 31, 2015, the convertible debentures had principal outstanding of $29.6 million (December 31, 2014 — $32.3 million) and an attributable fair value of $36.4 million (December 31, 2014 — $34.7 million). A $4.4 million mark-to-market loss was recorded in the other expenses (income) line item of the condensed interim consolidated statements of income related to the convertible debentures during the three months ended March 31, 2015.

  •
  A loan with principal outstanding of C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at March 31, 2015, the Company's attributable loan principal outstanding amounted to nil (December 31, 2014 — $0.3 million).

  Covenants

  Payment and performance of Agnico Eagle's obligations under the Credit Facility, 2012 Notes and 2010 Notes is guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors").

  The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

  The 2012 Notes and 2010 Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

  The Credit Facility, 2012 Notes and 2010 Notes also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value.

  The CMGP Loan requires Canadian Malartic GP to maintain a minimum EBITDA to interest expense ratio and a maximum debt to EBITDA ratio.

  The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at March 31, 2015. Canadian Malartic GP was in compliance with all CMGP Loan covenants as at March 31, 2015.

  Interest on Long-term Debt

  Total long-term debt interest costs incurred during the three months ended March 31, 2015 were $14.5 million (three months ended March 31, 2014 — $13.2 million).

  Total borrowing costs capitalized to property, plant and mine development during the three months ended March 31, 2015 were $0.1 million (three months ended March 31, 2014 — $0.2 million) at a capitalization rate of 1.07% (three months ended March 31, 2014 — 1.28%).

  During the three months ended March 31, 2015, cash interest paid on the Credit Facility was $2.4 million (three months ended March 31, 2014 — $1.1 million), cash standby fees paid on the Credit Facility were $0.9 million (three months ended March 31, 2014 — $1.4 million) and cash interest paid on the 2010 Notes and 2012 Notes was $4.9 million (three months ended March 31, 2014 — $4.9 million).

12.   EQUITY

  Common Shares

  The Company's authorized share capital includes an unlimited number of common shares with no par value. As at March 31, 2015, Agnico Eagle's issued common shares totaled 216,200,703 (December 31, 2014 — 215,192,887), less 1,258,885 common shares held in a trust or by a depositary to satisfy obligations in connection with the senior unsecured convertible debentures previously issued by Osisko that are now the obligation of Canadian Malartic GP (December 31, 2014 — 956,653 common shares held in a trust or by a depositary).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

12.   EQUITY (Continued)

  As at March 31, 2015, 381,831 common shares were held in a trust in connection with the Company's restricted share unit ("RSU") plan (December 31, 2014 — 84,973 common shares held in a trust).

  In the first quarter of 2015, a Long Term Incentive Plan ("LTIP") was implemented for certain employees of the the jointly owned Canadian Malartic GP and Canadian Malartic Corporation comprised of 50.0% deferred cash, 25.0% Agnico Eagle common shares and 25.0% Yamana common shares and vesting over a period ranging between 18 and 36 months. As at March 31, 2015, 5,374 Agnico Eagle common shares were held in a trust in connection with the LTIP.

  The trusts have been evaluated under IFRS 10 — Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trusts offset against the Company's issued shares in its condensed interim consolidated financial statements. The common shares purchased and held in trusts are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

  As part of the Company's joint acquisition of Osisko on June 16, 2014 (see note 5 to these condensed interim consolidated financial statements for details), 871,680 Agnico Eagle common shares are held by a depositary to satisfy obligations under the senior unsecured convertible debentures previously issued by Osisko (now an obligation of Canadian Malartic GP) if converted in the future. These Agnico Eagle common shares held by a depositary are not currently considered outstanding as they will not be voted and as accrued dividends may, at Agnico Eagle's discretion, revert back to the Company. These common shares are excluded from the calculation of basic net income per share and are included in the calculation of diluted net income per share, unless the impact is anti-dilutive.

  The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2015 were exercised:

Common shares outstanding at March 31, 2015	214,941,818
Employee stock options (note 13(a))	12,572,592
Common shares held in trust in connection with the RSU plan (note 13(b)) and LTIP	387,205
Common shares held by a depositary relating to convertible debentures previously issued by Osisko (note 5)	871,680

Total	228,773,295

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended March 31,
	2015	2014
Net income for the period	$28,743	$97,145

Weighted average number of common shares outstanding — basic (in thousands)	214,566	173,972
Add: Dilutive impact of common shares related to the RSU plan and LTIP	239	313
Add: Dilutive impact of employee stock options	887	182

Weighted average number of common shares outstanding — diluted (in thousands)	215,692	174,467

Net income per share — basic	$0.13	$0.56

Net income per share — diluted	$0.13	$0.56

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

12.   EQUITY (Continued)

  The dilutive impact of convertible debentures previously issued by Osisko, including both their impact on diluted net income and the dilutive impact of related common shares held by a depositary in connection with any conversion thereof, has been excluded from the calculation of diluted net income per share for the three months ended March 31, 2015 as their impact would have been anti-dilutive.

  For the three months ended March 31, 2015, 4,893,755 (three months ended March 31, 2014 — 9,436,885) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

13.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,913,210	C$	48.84	11,283,535	C$	56.02
Granted	3,048,080		29.04	3,180,000		28.04
Exercised	(338,603)		29.87	(78,475)		28.03
Forfeited	(36,514)		43.19	(146,500)		50.80
Expired	(2,013,581)		56.94	(1,702,650)		62.77

Outstanding, end of period	12,572,592	C$	43.27	12,535,910	C$	48.24

Options exercisable, end of period	7,972,825	C$	49.76	8,102,660	C$	54.52

  The average share price of Agnico Eagle's common shares during the three months ended March 31, 2015 was C$38.20 (three months ended March 31, 2014 — C$34.58).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Three Months Ended March 31,
	2015	2014
Risk-free interest rate	1.51%	1.52%
Expected life of stock options (in years)	2.7	2.6
Expected volatility of Agnico Eagle's share price	45.0%	42.5%
Expected dividend yield	1.70%	3.83%

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income during the three months ended March 31, 2015 was $8.0 million (three months ended March 31, 2014 — $8.5 million). Of the total compensation cost for the ESOP, $0.2 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended March 31, 2015 (three months ended March 31, 2014 — $0.3 million).

  (b)
  Restricted Share Unit Plan

  In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

13.   STOCK-BASED COMPENSATION (Continued)

  A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the applicable vesting period of 24 to 36 months.

  During the three months ended March 31, 2015, 382,358 (three months ended March 31, 2014 — 293,041) RSUs were granted with a grant date fair value of $10.6 million (three months ended March 31, 2014 — $8.4 million). In the first quarter of 2015, the Company funded the RSU plan by transferring $10.3 million (first quarter of 2014 — $7.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

  Compensation expense related to the RSU plan was $2.8 million for the three months ended March 31, 2015 (three months ended March 31, 2014 — $3.1 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim unaudited consolidated statements of income and comprehensive income.

14.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at March 31, 2015, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At March 31, 2015, the zero cost collars related to $288.0 million of 2015 expenditures and the Company recognized mark-to-market adjustments in the loss on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2015 and 2014 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at March 31, 2015 or December 31, 2014. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding at March 31, 2015 relating to 14.0 million gallons of heating oil. The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at March 31, 2015 and December 31, 2014, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

14.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income:

	Three Months Ended March 31,
	2015	2014
Premiums realized on written foreign exchange call options	$665	$832
Realized gain (loss) on warrants	9,664	(185)
Unrealized (loss) gain on warrants(i)	(2,559)	3,129
Realized loss on currency and commodity derivatives	(2,736)	—
Unrealized loss on currency and commodity derivatives(i)	(13,610)	(30)

Total (loss) gain on derivative financial instruments	$(8,576)	$3,746

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss (gain) on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income and through the other line item of the condensed interim consolidated statements of cash flows.

15.   SEGMENTED INFORMATION

  Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed when the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Canadian Malartic mine, Meliadine project and Kittila mine
Southern Business:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and La India mine
Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices, Latin America Exploration office and Cayden acquisition assets

  Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions.

  Corporate and other assets and specific income and expense items are not allocated to reportable segments.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

15.   SEGMENTED INFORMATION (Continued)

Three Months Ended March 31, 2015:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$75,880	$(45,865)	$—	$30,015
Lapa mine	28,672	(13,985)	—	14,687
Goldex mine	34,119	(14,866)	—	19,253
Meadowbank mine	103,673	(57,096)	—	46,577
Canadian Malartic mine (note 5)	75,904	(41,186)	(1,081)	33,637
Kittila mine	59,414	(31,999)	—	27,415

Total Northern Business	377,662	(204,997)	(1,081)	171,584

Southern Business:
Pinos Altos mine	58,864	(24,212)	—	34,652
Creston Mascota deposit at Pinos Altos	14,015	(5,606)	—	8,409
La India mine	33,055	(12,465)	—	20,590

Total Southern Business	105,934	(42,283)	—	63,651

Exploration	—	—	(15,570)	(15,570)

Segments totals	$483,596	$(247,280)	$(16,651)	$219,665

Total segments income				$219,665
Corporate and other:
Amortization of property, plant and mine development				(135,897)
General and administrative				(25,221)
Impairment loss on available-for-sale securities				(685)
Finance costs				(19,712)
Loss on derivative financial instruments				(8,576)
Gain on sale of available-for-sale securities				21,049
Environmental remediation				(429)
Foreign currency translation gain				11,690
Other expenses				(5,171)

Income before income and mining taxes				$56,713

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

15.   SEGMENTED INFORMATION (Continued)

Three Months Ended March 31, 2014:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$92,704	$(47,279)	$—	$45,425
Lapa mine	30,690	(15,350)	—	15,340
Goldex mine	25,370	(15,845)	—	9,525
Meadowbank mine	191,040	(67,079)	—	123,961
Kittila mine	48,462	(29,459)	—	19,003

Total Northern Business	388,266	(175,012)	—	213,254

Southern Business:
Pinos Altos mine	70,483	(31,419)	—	39,064
Creston Mascota deposit at Pinos Altos	13,539	(5,825)	—	7,714
La India mine	19,479	(5,810)	—	13,669

Total Southern Business	103,501	(43,054)	—	60,447

Exploration	—	—	(9,418)	(9,418)

Segments totals	$491,767	$(218,066)	$(9,418)	$264,283

Total segments income				$264,283
Corporate and other:
Amortization of property, plant and mine development				(83,481)
General and administrative				(26,270)
Finance costs				(17,138)
Gain on derivative financial instruments				3,746
Gain on sale of available-for-sale securities				273
Environmental remediation				(172)
Foreign currency translation gain				5,059
Other income				418

Income before income and mining taxes				$146,718

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

15.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	March 31, 2015	December 31, 2014
Northern Business:
LaRonde mine	$854,401	$856,489
Lapa mine	71,340	74,131
Goldex mine	205,393	205,101
Meadowbank mine	625,413	660,278
Canadian Malartic mine (note 5)	2,113,082	2,098,521
Meliadine project	495,451	487,901
Kittila mine	916,281	931,335

Total Northern Business	5,281,361	5,313,756

Southern Business:
Pinos Altos mine	588,282	573,786
Creston Mascota deposit at Pinos Altos	81,915	84,176
La India mine	542,704	543,297

Total Southern Business	1,212,901	1,201,259

Exploration	148,205	144,580

Corporate and other	124,658	179,649

Total assets	$6,767,125	$6,839,244

  The following table sets out the changes in the carrying amount of goodwill by segment for the three months ended March 31, 2015:

	Meliadine Project	La India Mine	Canadian Malartic Mine	Total
Cost:
Balance at December 31, 2014 and March 31, 2015	$200,064	$39,017	$562,173	$801,254

Accumulated impairment:
Balance at December 31, 2014 and March 31, 2015	(200,064)	—	—	(200,064)

Carrying amount at December 31, 2014 and March 31, 2015	$—	$39,017	$562,173	$601,190

16.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2015, the total amount of these guarantees was $157.5 million.

  As at March 31, 2015, the Company had $11.4 million of commitments related to the purchase of property, plant and mine development.

17.   SUBSEQUENT EVENTS

  Dividends Declared

  On April 30, 2015, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share (a total value of approximately $17.2 million), paid on June 15, 2015 to holders of record of the common shares of the Company on June 1, 2015.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2015

17.   SUBSEQUENT EVENTS (Continued)

  Acquisition of Soltoro Ltd.

  On April 10, 2015, Agnico Eagle entered into an agreement with Soltoro Ltd. ("Soltoro") pursuant to which Agnico Eagle will acquire 100.0% of Soltoro's issued and outstanding common shares, including shares issuable upon the exercise of outstanding options and warrants for total consideration of approximately C$31.6 million or approximately C$0.325 per Soltoro common share (based on Agnico Eagle's volume-weighted average price per share on the Toronto Stock Exchange for the five trading days ended April 9, 2015). Soltoro shareholders will be entitled to receive, in respect of each Soltoro common share held, 0.00793 of an Agnico Eagle common share, C$0.01 in cash and one common share valued at C$0.02 per share of a company to be newly formed and spun off to Soltoro's shareholders under the proposed arrangement ("SpinCo"). The transaction will proceed by plan of arrangement under the Canada Business Corporations Act.

  As a result of the transaction, Agnico Eagle will acquire the El Rayo, El Tecolote, La Tortuga, San Pedro and Quila exploration projects held by Soltoro in the state of Jalisco, Mexico. Soltoro will transfer to SpinCo the assets and related liabilities associated with the Gavilan, El Santuario and Chinipas exploration properties currently held by Soltoro that are located outside of the state of Jalisco, Mexico. SpinCo will initially be capitalized with approximately C$2.0 million in cash contributed by Agnico Eagle. The SpinCo shares to be received by Soltoro shareholders will not be listed on any stock exchange.

  The plan of arrangement is subject to the approval of Soltoro security holders by a two-thirds vote and by approval of a majority of the minority shareholders of Soltoro and approval by the court and stock exchanges. The transaction is expected to close in June 2015.

  Concurrently with the signing of the agreement, Agnico Eagle made a loan to Soltoro in the amount of C$925,000 for specified working capital purposes, evidenced by a promissory note executed by Soltoro and its Mexican operating subsidiary, jointly and severally as debtors, in favour of Agnico Eagle. The loan is repayable on April 10, 2016. Interest on the loan is payable at the rate of 7.850% per annum upon maturity, together with all principal and other amounts owing under the loan.

18.   ONGOING LITIGATION

  Securities Class Action Lawsuits

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million. On April 17, 2013 an Order was granted on consent certifying the action and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits. No amounts have been recorded for any potential liability arising from this matter.

  On March 28, 2012, the Company and certain of its current and former officers, some of whom also are or were directors of the Company, were named as respondents in a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits. No amounts have been recorded for any potential liability arising from this matter.

QuickLinks

First Quarter Report 2015
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) for the three months ended March 31, 2015
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2015